United States
                       	Securities and Exchange Commission
                            	Washington,  D.C.  20549

                                  	SCHEDULE 13D

                   	Under the Securities Exchange Act of 1934
                               	(Amendment No. 1)*


                            	SEROLOGICALS CORPORATION
                                	(Name of Issuer)

                         	COMMON STOCK, Par Value $0.01
                        	(Title of Class of Securities)

                                   	817523 10 3
                                 	(CUSIP Number)

                              	Harold J. Tenoso, Ph.D.
                             	Serologicals Corporation
                          	780 Park North Blvd., Ste. 110
                              	Clarkston, GA  30021
                                 	(404) 296-5595
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
	                          					and Communications)

                                   	June 4, 1996
              	(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              	AMENDMENT NO. 1 TO
                                 	SCHEDULE 13D


CUSIP No.   817523 10 3                         Page 2 of 4 Pages

1.     Name of Reporting Person....................Harold J. Tenoso, Ph.D.
       Social Security Number

2.     Check the Appropriate Box if Member of a Group      (a)___  (b)___

3.     SEC Use Only

4.     Source of Funds.............................Not Applicable

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)             _____

6.     Citizenship or Place of Organization........United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.     Sole Voting Power...........................484,492
8.     Shared Voting Power.........................-0-
9.     Sole Dispositive Power......................484,492
10.    Shared Dispositive Power....................-0-


11.    Aggregate Amount Beneficially Owned by Each
       Reporting Person............................484,492

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares                       /___/

13.    Percent of Class Represented by Amount in Row 11.....4.9%

14.    Type of Reporting Person.....................IN

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

Item 1.		Security and Issuer

		This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed January 7, 1996 by Harold J. Tenoso, Ph.D. relating to the common stock, $.01 par value (the "Common
Stock") of Serologicals Corporation (the "Company"). The address of the principal executive offices of the Company is 780 Park North Blvd., Suite 110, Clarkston, GA 30021. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5.		Interest in Securities of the Issuer

		(a)	Dr. Tenoso is the beneficial owner of 484,492 shares of Common
Stock (4.9%).  Dr. Tenoso directly holds 5,000 shares of Common Stock and beneficially owns 479,492 shares of Common Stock through Options issued under his employment agreement and under the Omnibus Plan which are currently exercisable.  Options held by Dr. Tenoso relating to an additional 16,000 shares of Common Stock will vest in equal parts on February 13, 1997 and 1998.
Further options relating to an additional 40,000 shares of Common Stock held by Dr. Tenoso will vest in on February 27, 2001, but are subject to early vesting provision.

		The number of shares beneficially owned and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of Dr. Tenoso is based on 9,322,802 outstanding shares of Common Stock on May 29, 1996, as reported by the Company in its Prospectus dated May 29, 1996.

		(b)	Dr. Tenoso has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 5,000 shares of Common stock held directly by him.  In addition, upon the exercise, if any, of the Options, Dr. Tenoso will have the sole power to vote and direct the voting of and the sole power to dispose and direct the disposition of the shares of Common Stock underlying the Options.

		(c)	Dr. Tenoso exercised options for 50,000 shares of Common stock on June 4, 1996, and immediately sold the shares in an underwritten public offering at a sales price of $24.57 per share.  In addition, Dr. Tenoso granted an option relating to 50,000 shares of Common Stock to the underwriters of such offering solely to cover over-allotments, if any.  Such option expires June 28, 1996.  If such option is exercised in full, the percentage of the Common Stock which Dr. Tenoso will beneficially own will be reduced to 4.3%.

		(d)	Not applicable.

		(e)	Dr. Tenoso ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on May 29, 1996.

Signature

		After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1996

                               							/s/ Harold J. Tenoso, Ph.D.
                             							-------------------------------------
                               							HAROLD J. TENOSO, Ph.D.